UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six months ended June 30, 2021

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ◻           No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ◻           No ⌧

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at June 30, 2021 and for the three and six months ended June 30, 2021 and 2020.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-227129) filed with the U.S. Securities and Exchange Commission on August 31, 2018; and

●	Registration Statement on Form F-3 (Registration No. 333-233540) filed with the U.S. Securities and Exchange Commission on August 30, 2019.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the employment of the Company’s vessels; the outcome of the Company’s strategies and implementation of the Company’s Energy Transition Plan; the effect of the COVID-19 pandemic on, among others, oil demand, the Company’s business, financial condition and results of operations including liquidity; future drydocking days;  sufficiency of liquidity and capital resources; the Company’s joint venture and investment involving Element 1 Corp. and/or Maritime Partners, LLC. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in the Company’s financing arrangements; the strength of world economies and currencies; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; the Company’s financial condition and liquidity; the duration and scope of the COVID-19 pandemic; actual performance of Element 1 Corp’s technology and systems, particularly in the marine environment; the level and timing of adoption of the technology by participants in the marine industry; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2020, for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: July 27, 2021	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2020. The unaudited interim condensed consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as at June 30, 2021 and for the three and six months ended June 30, 2021 and 2020. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“Dwt”). We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size tankers. As at June 30, 2021, we had in operation 27 vessels (including two chartered-in vessels), including 21 MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes to continue to build our fleet with Eco-design newbuildings or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”), which is posted on our website.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of June 30, 2021, our fleet consisted of the following 25 owned vessels:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	MI	Eco-mod
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	25	1,115,567

SIGNIFICANT DEVELOPMENTS

Element 1 Strategic Investments and Maritime Partners, LLC Preferred Stock Financing

On June 17, 2021, we completed our previously-announced strategic investment in Element 1 Corp.'s methanol-to-hydrogen technology through the establishment of the e1 Marine joint venture with affiliates of Element 1 Corp and Maritime Partners, LLC each owning 33.33% of e1 Marine and our purchase of a 10% equity stake, on a fully diluted basis, in Element 1 Corp.  We paid an aggregate of $5.0 million in cash and $5.3 million through the issuance of ASC common shares for our equity stake in Element 1 Corp. and our equity interest in e1 Marine. In a related transaction, the affiliate of Maritime Partners, LLC also invested $25.0 million in our newly created Series A 8.5% Cumulative Redeemable Perpetual Preferred Shares. These represented the initial transactions under our Energy Transition Plan.

Refinancing of Two Vessels

On June 25, 2021, we completed financing transactions for two vessels, Ardmore Seawolf and Ardmore Seahawk, which were refinanced with an existing lender.  The net cash proceeds to us from these transactions, after prepayment of existing debt, were $15.5 million in the aggregate.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products.

As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for our vessels and services. The extent to which the pandemic may impact our results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the severity of the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact on us cannot be made at this time.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable. Net revenues, a non-U.S. GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statement of Operations for the three months ended June 30, 2021 and June 30, 2020

The following table presents our operating results for the three months ended June 30, 2021 and June 30, 2020.

	Three months ended
	June 30, 2021	June 30, 2020	Variance	Variance (%)
Revenue, net	$47,274,052	67,932,494	(20,658,442)	(30)%

Voyage expenses	(20,492,951)	(20,871,765)	378,814	2%
Vessel operating expenses	(15,077,122)	(14,313,236)	(763,886)	(5)%
Charter hire costs	(1,359,626)	—	(1,359,626)	(100)%
Depreciation	(7,906,716)	(7,945,434)	38,718	0%
Amortization of deferred drydock expenditures	(1,267,511)	(1,492,328)	224,817	15%
General and administrative expenses
Corporate	(4,259,967)	(3,987,796)	(272,171)	(7)%
Commercial and chartering	(686,922)	(852,364)	165,442	19%
Unrealized losses on derivatives	(21,523)	(99,292)	77,769	78%
Interest expense and finance costs	(4,311,306)	(4,782,484)	471,178	10%
Interest income	17,397	73,988	(56,591)	(76)%
(Loss) / income before taxes	(8,092,195)	13,661,783	(21,753,978)	(159)%
Income tax	(33,373)	(78,260)	44,887	57%
Net (loss) / income	$(8,125,568)	13,583,523	(21,709,091)	(160)%
Preferred dividend	(81,507)	—	(81,507)	(100)%
Net (loss) / income attributable to common stockholders	$(8,207,075)	13,583,523	(21,790,598)	(160)%

Revenue. Revenue for the three months ended June 30, 2021, was $47.3 million, a decrease of $20.6 million from $67.9 million for the three months ended June 30, 2020.

Our average number of operating vessels increased to 26.1 for the three months ended June 30, 2021, from 25 for the three months ended June 30, 2020.

We had four product tankers employed under time charters as at  June 30, 2021 compared with none as at June 30, 2020. Revenue days derived from time charters were 361 for the three months ended June 30, 2021, as compared to none for the three months ended June 30, 2020. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $5.1 million.

We had 2,004 spot revenue days for the three months ended June 30, 2021, as compared to 2,269 for the three months ended June 30, 2020. We had 23 and 25 vessels employed directly in the spot market as at June 30, 2021 and 2020, respectively. The decrease in spot revenue days resulted in a decrease in revenue of $7.9 million, while changes in spot rates resulted in a decrease in revenue of $18 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020.

Voyage Expenses. Voyage expenses were $20.5 million for the three months ended June 30, 2021, a decrease of $0.4 million from $20.9 million for the three months ended June 30, 2020. Voyage expenses decreased primarily due to the decrease in spot days for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020.

TCE Rate. The average TCE rate for our fleet was $11,796 per day for the three months ended June 30, 2021, a decrease of $8,276 per day from $20,072 per day for the three months ended June 30, 2020. The decrease in average TCE rate was the result of lower spot rates for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days, as further defined above.

Vessel Operating Expenses. Vessel operating expenses were $15.1 million for the three months ended June 30, 2021, an increase of $0.8 million from $14.3 million for the three months ended June 30, 2020. This increase is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,398 per vessel for the three months ended June 30, 2021, as compared to $6,325 per vessel for the three months ended June 30, 2020.

Charter Hire Costs. Charter hire costs were $1.4 million for the three months ended June 30, 2021. There were no charter hire costs incurred in the three months ended June 30, 2020. We chartered-in one vessel in September 2020 and another in June 2021.

Depreciation. Depreciation expense for the three months ended June 30, 2021, was $7.9 million, consistent with $7.9 million for the three months ended June 30, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2021 was $1.3 million, a decrease of $0.2 million from $1.5 million for the three months ended June 30, 2020. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2021 were $4.3 million, an increase of $0.3 million from $4.0 million for the three months ended June 30, 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2021 were $0.7 million, a decrease of $0.2 million from $0.9 million for the three months ended June 30, 2020.

Unrealized Losses on Derivatives. Unrealized losses on derivatives for the three months ended June 30, 2021 was $0.0 million compared to $0.1 million for the three months ended June 30, 2020. The loss for the three months ended June 30, 2021 relates to derivatives entered into in May 2020 that are not designated as hedging instruments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended June 30, 2021 were $4.3 million, a decrease of $0.5 million from $4.8 million for the three months ended June 30, 2020. Cash interest expense decreased by $1.2 million to $3.2 million for the three months ended June 30, 2021, from $4.4 million for the three months ended June 30, 2020, primarily due to a decreased average LIBOR during the three months ended June 30, 2021, as compared to the three months ended June 30, 2020, as well as our entering into three-year floating-to-fixed interest rate swap agreements during the second quarter of 2020 with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the three months ended June 30, 2021 was $1.0 million, an increase of $0.6 million from $0.4 million for the three months ended June 30, 2020.

Statement of Operations for the six months ended June 30, 2021 and June 30, 2020

The following table presents our operating results for the six months ended June 30, 2021 and June 30, 2020.

	Six months ended
	June 30, 2021	June 30, 2020	Variance	Variance (%)
Revenue, net	$92,825,372	133,126,009	(40,300,637)	(30)%

Voyage expenses	(40,885,002)	(44,534,157)	3,649,155	8%
Vessel operating expenses	(29,580,332)	(29,999,390)	419,058	1%
Charter hire costs	(2,563,882)	—	(2,563,882)	(100)%
Depreciation	(15,715,663)	(15,800,393)	84,730	1%
Amortization of deferred drydock expenditures	(2,750,033)	(2,777,670)	27,637	1%
General and administrative expenses
Corporate	(8,436,867)	(7,973,474)	(463,393)	(6)%
Commercial and chartering	(1,446,717)	(1,719,751)	273,034	16%
Unrealized gains / (losses) on derivatives	80,049	(99,292)	179,341	181%
Interest expense and finance costs	(8,087,733)	(10,229,105)	2,141,372	21%
Interest income	29,991	218,190	(188,199)	(86)%
(Loss) / income before taxes	(16,530,817)	20,210,967	(36,741,784)	(182)%
Income tax	(91,214)	(108,763)	17,549	16%
Net (loss) / income	$(16,622,031)	20,102,204	(36,724,235)	(183)%
Preferred dividend	(81,507)	—	(81,507)	(100)%
Net (loss) / income attributable to common stockholders	$(16,703,538)	20,102,204	(36,805,742)	(183)%

Revenue. Revenue for the six months ended June 30, 2021 was $92.8 million, a decrease of $40.3 million from $133.1 million for the six months ended June 30, 2020.

Our average number of operating vessels increased to 26.1 for the six months ended June 30, 2021, from 25.0 for the six months ended June 30, 2020.

We had four product tankers employed under time charters as at June 30, 2021 compared with none as at June 30, 2020. Revenue days derived from time charters were 549 for the six months ended June 30, 2021, as compared to none for the six months ended June 30, 2020. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $7.3 million.

We had 4,102 spot revenue days for the six months ended June 30, 2021, as compared to 4,449 for the six months ended June 30, 2020. We had 23 and 25 vessels employed directly in the spot market as at June 30, 2021 and June 30, 2020, respectively. The decrease in spot revenue days resulted in a decrease in revenue of $10.4 million, while changes in spot rates resulted in a decrease in revenue of $37.4 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

Voyage Expenses. Voyage expenses were $40.9 million for the six months ended June 30, 2021, a decrease of $3.6 million from $44.5 million for the six months ended June 30, 2020. Voyage expenses decreased primarily due to the decrease in spot days for the six months ended June 30, 2021, as compared to the six months ended June 30, 2020.

TCE Rate. The average TCE rate for our fleet was $11,576 per day for the six months ended June 30, 2021, a decrease of $8,162 per day from $19,738 per day for the six months ended June 30, 2020. The decrease in average TCE rate was the result of lower spot rates for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days, as further defined above.

Vessel Operating Expenses. Vessel operating expenses were $29.6 million for the six months ended June 30, 2021, a decrease of $0.4 million from $30.0 million for the six months ended June 30, 2020. This decrease is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,369 per vessel for the six months ended June 30, 2021, as compared to $6,405 per vessel for the six months ended June 30, 2020.

Charter Hire Costs. Charter hire costs were $2.6 million for the six months ended June 30, 2021. There were no charter hire costs incurred in the six months ended June 30, 2020. We chartered-in one vessel in September 2020 and another vessel in June 2021.

Depreciation. Depreciation expense for the six months ended June 30, 2021 was $15.7 million, consistent with $15.8 million for the six months ended June 30, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the six months ended June 30, 2021 was $2.8 million, consistent with $2.8 million for the six months ended June 30, 2020. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the six months ended June 30, 2021 were $8.4 million, an increase of $0.5 million from $8.0 million for the six months ended June 30, 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the six months ended June 30, 2021 were $1.4 million, a decrease of $0.3 million from $1.7 million for the six months ended June 30, 2020.

Unrealized gains / (losses) on derivatives. Unrealized gains on derivatives for the six months ended June 30, 2021 was $0.1 million compared to unrealized losses of $0.1 million for the six months ended June 30, 2020. The gains for the six months ended June 30, 2021 relates to derivatives entered into in May 2020 that are not designated as hedging instruments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the six months ended June 30, 2021 were $8.1 million, a decrease of $2.1 million from $10.2 million for the six months ended June 30, 2020. Cash interest expense decreased by $2.8 million to $6.5 million for the six months ended June 30, 2021, from $9.3 million for the six months ended June 30, 2020, primarily due to a decreased average LIBOR during the six months ended June 30, 2021, as compared to the six months ended June 30, 2020, as well as our entering into three-year floating-to-fixed interest rate swap agreements during the second quarter of 2020 with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the six months ended June 30, 2021 was $1.4 million, an increase of $0.5 million from $0.9 million for the six months ended June 30, 2020.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through debt and equity financing transactions. As at June 30, 2021, the Company had $77.0 million in liquidity available with cash and cash equivalents of $55.4 million (December 31, 2020: $58.4 million) and amounts available and undrawn under its revolving credit facilities of $21.6 million (December 31, 2020: $0.0 million). We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, dividends on our shares of preferred stock, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 3 (“Debt”) and 4 (“Leases”), respectively, to our interim condensed consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets.  The majority of our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2021, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the three and six months ended June 30, 2021 and June 30, 2020

	Three months ended		Six months ended
CASH FLOW DATA	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net cash provided by operating activities	$1,429,359	19,214,195	$317,366	31,125,422
Net cash (used in) / provided by investing activities	$(5,649,003)	(673,075)	$3,648,601	(1,287,966)
Net cash provided by / (used in) financing activities	$9,444,307	(10,096,508)	$(6,910,282)	(8,647,289)

Cash provided by operating activities

For the three months ended June 30, 2021, net cash used in operating activities was $1.4 million. Net loss adjusted for non-cash items resulted in an inflow of $2.6 million. Changes in operating assets and liabilities resulted in an outflow of $0.5 million and drydock payments were $0.7 million. For the three months ended June 30, 2021, net cash provided by operating activities was $19.2 million. Net income adjusted for non-cash items resulted in an inflow of $24.5 million. Changes in operating assets and liabilities resulted in an outflow of $3.9 million and drydock payments were $1.4 million.

For the six months ended June 30, 2021, net cash used in operating activities was $0.3 million. Net loss adjusted for non-cash items resulted in an inflow of $4.2 million. Changes in operating assets and liabilities resulted in an outflow of $0.5 million and drydock payments were $3.3 million. For the six months ended June 30, 2020, net cash provided by operating activities was $31.1 million. Net income adjusted for non-cash items resulted in an inflow of $41.3 million. Changes in operating assets and liabilities resulted in an outflow of $6.6 million and drydock payments were $3.6 million.

Cash (used in) / provided by investing activities

For the three months ended June 30, 2021, net cash used in investing activities was $5.6 million, with payments made for the Element 1 investments and related transaction costs of $5.0 million as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets. For the three months ended June 30, 2020, net cash used in investing activities was $0.7 million consisting of payments in relation to vessel equipment, ballast water treatment systems and other non-current assets.

For the six months ended June 30, 2021, net cash provided by investing activities was $3.6 million, with proceeds from the sale of the Ardmore Seamariner in January 2021 of $9.9 million partially offset by payments made for the Element 1 investments and related transaction costs of $5.0 million as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets. For the six months ended June 30, 2020, net cash used in investing activities was $1.3 million consisting of payments in relation to vessel equipment, ballast water treatment systems and other non-current assets.

Cash provided by / (used in) financing activities

For the three months ended June 30, 2021, the net cash provided by financing activities was $9.4 million. Net proceeds from the issue of preferred stock were $23.0 million and proceeds from finance lease arrangements were $49.0 million. Repayments of debt amounted to $56.9 million and total principal repayments of finance lease arrangements were $4.8 million. For the three months ended June 30, 2020, the net cash used in financing activities was $10.1 million. Repayments of debt amounted to $5.4 million and total principal repayments of finance lease arrangements were $4.7 million.

For the six months ended June 30, 2021, the net cash used in financing activities was $6.9 million. Repayments of debt amounted to $68.5 million and total principal repayments of finance lease arrangements were $9.5 million. Net proceeds from the issue of preferred stock were $23.0 million and proceeds from finance lease arrangements were $49.0 million. For the six months ended June 30, 2020, the net cash used in financing activities was $8.6 million. Proceeds from debt were $10.2 million. Repayments of debt amounted to $7.9 million and total principal repayments of finance lease arrangements were $9.3 million. Payments of cash dividends in relation to the fourth quarter of 2019 were $1.7 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of June 30, 2021 is as follows:

	For the Years Ending December 31,
	2021	2022	2023	2024
Number of vessels in drydock (excluding in-water surveys)	4 (1)	—	9	6

(1) Includes one drydock which occurred in the three months ended March 31, 2021

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

Ballast Water Treatment Systems Installation

The ballast water treatment systems (“BWTS”) installation schedule for our vessels that were in operation as of June 30, 2021 is as follows:

	For the Years Ending December 31,
	2021	2022	2023	2024
Number of ballast water treatment system installations	1	—	9	3

We endeavor to manage the timing of future ballast water treatment system installations across the fleet in order to minimize the number of vessels that are completing ballast water treatment system installations at any one time.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity or capital resources.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. We periodically consider and monitor the need for fuel hedging to manage this risk. We are also subject to operational risks relating to COVID-19 as described in the “Significant Developments” section of this report.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows.

Such risk may also have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the six months ended June 30, 2021.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

During the three months ended June 30, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties. In accordance with these transactions, we will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $324.1 million of which $273.3 million are designated as cash flow hedges.

LIBOR is scheduled to be phased out and alternative reference rates for interest rates may be adopted, which could affect our interest rate risk.  For additional information, please see the risk factor entitled “There is uncertainty as to the continued use of LIBOR in the future, and the interest rates on our LIBOR-based obligations may increase in the future” Item 3.D (Key Information--Risk Factors) in our Annual Report on Form 20-F for the year ended December 31, 2020.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN Bank and Nordea Bank, and in short-term funds (with a credit risk rating of at least AA) managed by Blackrock State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at June 30, 2021, our 27 vessels in operation (including two chartered-in vessel) were employed with 22 different charterers.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Balance Sheets as at June 30, 2021 and December 31, 2020	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2021 and June 30, 2020	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss) for the three and six months ended June 30, 2021 and June 30, 2020	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three and six months ended June 30, 2021 and June 30, 2020	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and June 30, 2020	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As at June 30, 2021 and December 31, 2020

(Expressed in U.S. Dollars, except as indicated)

	As at
	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	55,421,015	58,365,330
Receivables, net of allowance for bad debts of $0.8 million (2020: $0.5 million)	16,633,765	17,808,496
Prepaid expenses and other assets	3,618,459	3,683,910
Advances and deposits	4,247,135	2,516,646
Inventories	9,457,085	10,274,062
Vessel held for sale	—	9,895,000
Total current assets	89,377,459	102,543,444

Non-current assets
Investments and other assets, net	10,906,384	678,632
Vessels and vessel equipment, net	616,921,427	631,458,305
Deferred drydock expenditures, net	8,449,824	10,216,090
Advances for ballast water treatment systems	2,726,753	2,568,874
Amount receivable in respect of finance leases	2,880,000	2,880,000
Non-current portion of derivative assets	246,830	—
Operating lease, right-of-use asset	1,471,226	1,662,510
Total non-current assets	643,602,444	649,464,411

TOTAL ASSETS	732,979,903	752,007,855

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	6,017,704	9,125,321
Accrued expenses and other liabilities	10,245,268	11,233,767
Charter revenue received in advance	975,970	—
Accrued interest on debt and finance leases	714,189	769,304
Current portion of long-term debt	15,050,339	22,456,396
Current portion of finance lease obligations	24,344,250	18,454,222
Current portion of derivative liabilities	381,336	397,418
Current portion of operating lease obligations	379,946	463,559
Total current liabilities	58,109,002	62,899,987

Non-current liabilities
Non-current portion of long-term debt	128,028,820	188,054,568
Non-current portion of finance lease obligations	212,235,449	179,250,162
Non-current portion of derivative liabilities	—	433,974
Non-current portion of operating lease obligations	882,456	1,034,218
Total non-current liabilities	341,146,725	368,772,922

TOTAL LIABILITIES	399,255,727	431,672,909

Preferred Stock
Cumulative Series A 8.5% cumulative preferred redeemable preferred stock	23,047,291	—
Total preferred stock	23,047,291	—

Stockholders' equity
Common stock	363,839	352,067
Additional paid in capital	424,629,576	418,180,983
Accumulated other comprehensive loss	(144,023)	(729,135)
Treasury stock	(15,635,765)	(15,635,765)
Accumulated deficit	(98,536,742)	(81,833,204)
Total stockholders' equity	310,676,885	320,334,946

Total stockholders’ equity and preferred stock	333,724,176	320,334,946

TOTAL LIABILITIES AND EQUITY	732,979,903	752,007,855

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the three and six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue, net	47,274,052	67,932,494	92,825,372	133,126,009

Voyage expenses	(20,492,951)	(20,871,765)	(40,885,002)	(44,534,157)
Vessel operating expenses	(15,077,122)	(14,313,236)	(29,580,332)	(29,999,390)
Charter hire costs	(1,359,626)	—	(2,563,882)	—
Depreciation	(7,906,716)	(7,945,434)	(15,715,663)	(15,800,393)
Amortization of deferred drydock expenditures	(1,267,511)	(1,492,328)	(2,750,033)	(2,777,670)
General and administrative expenses
Corporate	(4,259,967)	(3,987,796)	(8,436,867)	(7,973,474)
Commercial and chartering	(686,922)	(852,364)	(1,446,717)	(1,719,751)
Unrealized (losses) / gains on derivatives	(21,523)	(99,292)	80,049	(99,292)
Interest expense and finance costs	(4,311,306)	(4,782,484)	(8,087,733)	(10,229,105)
Interest income	17,397	73,988	29,991	218,190

(Loss) / income before taxes	(8,092,195)	13,661,783	(16,530,817)	20,210,967

Income tax	(33,373)	(78,260)	(91,214)	(108,763)

Net (loss) / income	(8,125,568)	13,583,523	(16,622,031)	20,102,204

Preferred dividend	(81,507)	—	(81,507)	—

Net (loss) / income attributable to common stockholders	(8,207,075)	13,583,523	(16,703,538)	20,102,204

(Loss) / earnings per share, basic	(0.24)	0.41	(0.50)	0.61
Weighted average number of shares outstanding, basic	33,500,030	33,247,848	33,394,008	33,222,383
(Loss) / earnings per share, diluted	(0.24)	0.41	(0.50)	0.60
Weighted average number of shares outstanding, diluted	33,500,030	33,356,978	33,394,008	33,357,635

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) / Income

For three and six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net (loss) / income attributable to common stockholders	(8,207,075)	13,583,523	(16,703,538)	20,102,204
Other comprehensive (loss) / income, net of tax
Net change in unrealized (losses) / gains on cash flow hedges	(3,328)	(773,419)	585,112	(773,419)
Other comprehensive (loss) / income, net of tax	(3,328)	(773,419)	585,112	(773,419)

Comprehensive (loss) / income	(8,210,403)	12,810,104	(16,118,426)	19,328,785

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the three and six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares)

				Accumulated
	Number of		Additional	other
	shares	Share	paid in	comprehensive	Treasury	Accumulated
	outstanding	capital	capital	loss	stock	deficit	TOTAL
Balance as at April 1, 2020	33,225,535	351,469	415,934,903	—	(15,348,909)	(69,268,328)	331,669,135
Issue of common stock	59,720	598	(598)	—	—	—	—
Share-based compensation	—	—	876,709	—	—	—	876,709
Changes in unrealized loss on cash flow hedges	—	—	—	(773,419)	—	—	(773,419)
Income for the period	—	—	—	—	—	13,583,523	13,583,523
Balance as at June 30, 2020	33,285,255	352,067	416,811,014	(773,419)	(15,348,909)	(55,684,805)	345,355,948

Balance as at April 1, 2021	33,335,373	353,554	418,698,007	(140,695)	(15,635,765)	(90,329,667)	312,945,434
Issue of common stock	1,028,511	10,285	5,309,715	—	—	—	5,320,000
Share-based compensation	—	—	621,854	—	—	—	621,854
Changes in unrealized loss on cash flow hedges	—	—	—	(3,328)	—	—	(3,328)
Loss for the period	—	—	—	—	—	(8,207,075)	(8,207,075)
Balance as at June 30, 2021	34,363,884	363,839	424,629,576	(144,023)	(15,635,765)	(98,536,742)	310,676,885

				Accumulated
	Number of		Additional	other
	shares	Share	paid in	comprehensive	Treasury	Accumulated
	outstanding	capital	capital	loss	stock	deficit	TOTAL
Balance as at January 1, 2020	33,097,831	350,192	416,841,494	—	(15,348,909)	(75,787,009)	326,055,768
Issue of common stock	187,424	1,875	(1,875)	—	—	—	—
Share-based compensation	—	—	1,630,703	—	—	—	1,630,703
Payment of dividend	—	—	(1,659,308)	—	—	—	(1,659,308)
Changes in unrealized loss on cash flow hedges	—	—	—	(773,419)	—	—	(773,419)
Income for the period	—	—	—	—	—	20,102,204	20,102,204
Balance as at June 30, 2020	33,285,255	352,067	416,811,014	(773,419)	(15,348,909)	(55,684,805)	345,355,948

Balance as at January 1, 2021	33,186,603	352,067	418,180,983	(729,135)	(15,635,765)	(81,833,204)	320,334,946
Issue of common stock	1,177,281	11,772	5,308,228	—	—	—	5,320,000
Share-based compensation	—	—	1,140,365	—	—	—	1,140,365
Changes in unrealized gain on cash flow hedges	—	—	—	585,112	—	—	585,112
Loss for the period	—	—	—	—	—	(16,703,538)	(16,703,538)
Balance as at June 30, 2021	34,363,884	363,839	424,629,576	(144,023)	(15,635,765)	(98,536,742)	310,676,885

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars)

	Six months ended
	June 30, 2021	June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) / income	(16,622,031)	20,102,204
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	15,715,663	15,800,393
Amortization of deferred drydock expenditures	2,750,033	2,777,670
Share-based compensation	1,140,365	1,630,702
Amortization of deferred finance fees	1,401,083	867,309
Unrealized (gains) / losses on derivatives	(80,049)	99,292
Foreign exchange	(44,091)	(19,971)
Deferred drydock expenditures	(3,329,971)	(3,566,595)
Changes in operating assets and liabilities:
Receivables	1,174,731	(3,164,624)
Prepaid expenses and other assets	65,451	284,417
Advances and deposits	(1,730,489)	(643,816)
Inventories	816,977	3,587,431
Accounts payable	(1,114,311)	(1,902,923)
Accrued expenses and other liabilities	(713,097)	(4,536,813)
Charter revenue received in advance	975,970	—
Accrued interest on debt and finance leases	(88,868)	(189,254)
Net cash provided by operating activities	317,366	31,125,422

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	9,895,000	—
Payments for acquisition of vessels and vessel equipment	(1,056,926)	(860,418)
Advances for ballast water treatment systems	(157,879)	(365,712)
Payments for other non-current assets	(33,792)	(61,836)
Payments for equity investments	(4,997,802)	—
Net cash provided by / (used in) investing activities	3,648,601	(1,287,966)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	10,178,101
Repayments of long-term debt	(68,511,781)	(7,904,486)
Proceeds from finance leases	49,000,000	—
Repayments of finance leases	(9,465,792)	(9,261,596)
Payments for deferred finance fees	(980,000)	—
Payment of dividend	—	(1,659,308)
Issuance of preferred stock, net	23,047,291	—
Net cash (used in) financing activities	(6,910,282)	(8,647,289)

Net (decrease) / increase in cash and cash equivalents	(2,944,315)	21,190,167

Cash and cash equivalents at the beginning of the year	58,365,330	51,723,107

Cash and cash equivalents at the end of the period	55,421,015	72,913,274

Cash paid during the period for interest in respect of debt	2,538,753	3,922,038
Cash paid during the period for interest in respect of finance leases	4,035,407	5,604,282
Cash paid during the period for operating lease liabilities	228,006	242,139
Cash paid during the period for income taxes	90,885	61,326
Non-cash investing activity: Investment in Element 1 by issuing 950,000 shares of common stock	5,320,000	—
Non-cash financing activity: Accrued preferred dividends	81,507	—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at June 30, 2021, the Company had 25 owned vessels in operation. The average age of the Company’s owned fleet as at June 30, 2021 was 7.8 years. The Company has also chartered in one vessel since the third quarter of 2020 on a short-term lease that is scheduled to expire in September 2021 and another vessel in the second quarter of 2021 on a short-term lease that is scheduled to expire in the first quarter of 2022.

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where ASC conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As the Company’s business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact the Company’s results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact on the Company cannot be made at this time.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at June 30, 2021, ASC had 76 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to a majority of the ASC fleet, one 33.33%-owned joint venture, e1 Marine LLC, to market and sell Element 1 Corp.’s methanol-to-hydrogen technology to the marine sector, and a 10% equity stake, on a fully diluted basis, in Element 1 Corp. During the three months ended June 30, 2021, the Company paid an aggregate of $5.0 million in cash and $5.3 million through the issuance of ASC common shares for our equity stake in Element 1 Corp. and our equity interest in e1 Marine which is included in investments and other assets, net in the condensed consolidated balance sheet as of June 30, 2021.

Ardmore Shipping (Bermuda) Limited, a wholly owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2020 Annual Report on Form 20-F, filed with the SEC on March 5, 2021. The condensed consolidated balance sheet as of December 31, 2020 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation.

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies for the three and six months ended June 30, 2021 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2020. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2020.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

2. Debt

As at June 30, 2021, the Company had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 11 vessels as at June 30, 2021. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at June 30, 2021 and December 31, 2020 were as follows:

	As at
	June 30, 2021	December 31, 2020
NIBC Bank Facility	—	4,625,000
Nordea/SEB Joint Bank Facility	60,824,023	88,503,292
Nordea/SEB Revolving Facility	15,000,000	39,237,241
ABN/CACIB Joint Bank Facility	54,231,840	57,124,104
ABN AMRO Revolving Facility	6,116,243	14,394,250
IYO Bank Facility	9,200,000	10,000,000
Total debt	145,372,106	213,883,887
Deferred finance fees	(2,292,947)	(3,372,923)
Net total debt	143,079,159	210,510,964
Current portion of long-term debt	15,834,489	23,506,236
Current portion of deferred finance fees	(784,150)	(1,049,840)
Total current portion of long-term debt	15,050,339	22,456,396
Non-current portion of long-term debt	128,028,820	188,054,568

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at
June 30, 2021
2021 (1)	7,917,245
2022	21,950,733
2023	15,834,489
2024	96,069,639
2025	3,600,000
145,372,106

(1)Six-month period ending December 31, 2021

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to the Company in 2014. The facility was drawn down in September 2014. Interest is calculated at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. On January 7, 2021, Ardmore repaid the facility in full.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

2.      Debt (continued)

Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The facility was fully drawn down in December 2020 and 2019. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility may be drawn down or repaid with five days‘ notice.  On June 25, 2021, Ardmore partially repaid the facility in connection with the refinancing of two of the vessels under a new sale and leaseback arrangement. The term loan and revolving credit facility mature in December 2024.

ABN/CACIB Joint Bank Facility

On December 11, 2019, four of ASC’s subsidiaries entered into a $61.5 million long-term loan facility with ABN AMRO Bank N.V. and Credit Agricole Corporate and Investment Bank to refinance existing facilities. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2024.

ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. On July 17, 2020, this facility was renewed for a further two years. Interest under this facility is calculated at a rate of LIBOR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in July 2022 with options to extend for two more years.

IYO Bank Facility

On December 17, 2020, one of ASC’s subsidiaries entered into a $10.0 million long-term loan facility with IYO Bank to finance a secondhand vessel acquisition which vessel delivered to the Company in 2020. The facility was drawn down in December 2020. Interest is calculated at a rate of LIBOR plus 2.25%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2025.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

2.      Debt (continued)

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at June 30, 2021 was $19.0 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
●	maintain a corporate net worth of not less than $150 million; and
●	maintain positive working capital, excluding balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at June 30, 2021 and December 31, 2020.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.  Leases

As at June 30, 2021, the Company was a party, as the lessee, to seven finance lease facilities. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled 14 vessels as at June 30, 2021. ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at June 30, 2021 and December 31, 2020 were as follows:

	As at
	June 30, 2021	December 31, 2020
Japanese Leases No.1 and 2	24,110,500	26,531,100
Japanese Lease No.3	11,936,000	13,119,000
CMBFL Leases No.1 to 4	68,806,100	72,459,942
Ocean Yield ASA	53,047,200	55,729,620
Japanese Lease No.4	20,952,900	21,949,099
China Huarong Leases	39,679,155	41,992,081
CMBFL / Shandong	68,495,800	—
Finance lease obligations	287,027,655	231,780,842
Amounts representing interest and deferred finance fees	(50,447,956)	(34,076,458)
Finance lease obligations, net of interest and deferred finance fees	236,579,699	197,704,384
Current portion of finance lease obligations	25,154,604	19,084,775
Current portion of deferred finance fees	(810,354)	(630,553)
Non-current portion of finance lease obligations	214,715,053	181,250,674
Non-current portion of deferred finance fees	(2,479,604)	(2,000,512)
Total finance lease obligations, net of deferred finance fees	236,579,699	197,704,384

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at
June 30, 2021
2021 (1)	16,144,754
2022	32,164,805
2023	43,722,900
2024	29,888,892
2025	81,557,060
2026 - 2030	83,549,244
Finance lease obligations	287,027,655
Amounts representing interest and deferred finance fees	(50,447,956)
Finance lease obligations, net of interest and deferred finance fees	236,579,699
(1)	Six-month period ending December 31, 2021

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.  Leases (continued)

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included in the consolidated balance sheets as ‘Amount receivable in respect of finance leases’ with the associated finance lease liability presented gross of the $2.9 million.

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2024 and includes purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheets, with the associated finance lease liability presented net of the $1.4 million.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest is calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively, with Ocean Yield ASA. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2030 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.  Leases (continued)

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Engineer with Rich Ocean Shipping. The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.20%. Principal repayments on the lease are made on a monthly basis. The finance lease is scheduled to expire in 2029 and includes a mandatory purchase obligation for the Company to repurchase the vessel, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMBFL / Shandong, resulting in gross proceeds of $49.0 million less fess of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2029 with a firm duration of five years with options to renew for a maximum period of eight years.  Repurchase options, exercisable by the Company, are also included which begin on the third anniversary of the lease term.

Finance leases financial covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 3. The Company was in full compliance with all of its finance lease related financial covenants as at June 30, 2021 and December 31, 2020.

Short Term Leases

The Company has entered into two short term lease agreements with one agreement effective July 23, 2020 to charter-in a 2010 built vessel for a period of 12 months and the other agreement effective June 4, 2021 to charter-in a 2009 built vessel for a period of eight months. The Company elected the practical expedient of FASB Accounting Standards Codification 842, Leases, which allows for time charter-in contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company will continue to recognize the lease payments for all operating leases as charter hire expenses on the condensed consolidated statements of operations on a straight-line basis over the lease term.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

4.      Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $324.1 million of which $273.3 million is designated as cash flow hedges.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The following table shows the interest rate swap assets and liabilities as of June 30, 2021 and December 31, 2020:

Derivatives designated as hedging instruments	Balance Sheet location	June 30, 2021	December 31, 2020
Interest rate swap	Current portion of derivative liabilities	$(329,794)	(349,374)
Interest rate swap	Non - current portion of derivative assets / (liabilities)	$192,583	(379,762)

The following table shows the interest rate swap liabilities not designated as hedging instruments as of June 30, 2021 and December 31, 2020:

Derivatives not designated as hedging instruments	Balance Sheet location	June 30, 2021	December 31, 2020
Interest rate swap	Current portion of derivative liabilities	$(51,542)	(48,044)
Interest rate swap	Non - current portion of derivative assets / (liabilities)	$54,247	(54,212)

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

5.     Share-based compensation

Stock appreciation rights

As at June 30, 2021, the Company had granted 3,710,473 stock appreciation rights (“SARs”) (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
								Weighted
						Risk-free		Average Fair
	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
12‑Mar‑14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01‑Sept‑14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06‑Mar‑15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15‑Jan‑16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Apr‑18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07‑Mar‑19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes
04‑Mar‑20	549,020	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes
04‑Mar‑21	610,691	$4.28	3 yrs	$4.28	0%	0.66%	55.39%	$1.93	4.5 yrs	Black-Scholes

Changes in the SARs for the six months ended June 30, 2021 are set forth below:

		Weighted average
	No. of SARs	exercise price
Balance as at January 1, 2021	3,094,003	$6.80
SARs granted during the six months ended June 30, 2021	610,691	$4.28
SARs forfeited during the six months ended June 30, 2021	—	—
Balance as at June 30, 2021 (none of which are exercisable or convertible)	3,704,694	$6.40

The total cost related to non-vested SAR awards expected to be recognized through 2024 is set forth below:

Period	TOTAL
2021 (1)	$569,772
2022	828,434
2023	455,100
2024	65,480
$1,918,785
(1)	Six-month period ending December 31, 2021.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

5.     Share-based compensation (continued)

Restricted stock units

As at June 30, 2021, the Company had granted 791,857 restricted stock units (“RSUs”) to certain of its officers and directors under its 2013 Equity Incentive Plan, of which 403,249 had vested.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47
04-Mar-20	94,105	3 years	$5.25
29-May-20	78,510	1 year	$5.84
04-Mar-21	56,957	1 year	$4.28
04-Mar-21	144,596	3 years	$4.28
07-Jun-21	95,583	1 year	$4.31

Changes in the RSUs for the six months ended June 30, 2021 are set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as at January 1, 2021	318,417	$5.19
RSUs granted during the six months ended June 30, 2021	297,136	$4.29
RSUs vested during the six months ended June 30, 2021	(226,945)	$(5.20)
RSUs forfeited during the six months ended June 30, 2021	—	—
Balance as at June 30, 2021 (none of which are vested)	388,608	$4.50

The total cost related to non-vested RSU awards expected to be recognized through 2024 is set forth below:

Period	TOTAL
2021 (1)	$620,966
2022	607,681
2023	233,738
2024	34,382
$1,496,767
(1)	Six-month period ending December 31, 2021.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

5.     Share-based compensation (continued)

Dividend equivalent rights

As at June 30, 2021, the Company had granted 1,146,517 dividend equivalent rights (“DERs”) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
	DERs	Service	Fair	Dividend	Risk-free rate	Expected	Valuation
Grant Date	Awarded	Period	Value	Yield	of Return	Volatility	Method
04-Nov-19	1,146,517	2 yrs	$0.49	2.93%	2.06%	30.22%	Monte Carlo

Changes in the DERs for the six months ended June 30, 2021 are set forth below:

		Weighted average fair
	No. of DERs	value at grant date
Balance as at January 1, 2021	1,146,517	$0.49
DERs granted during the six months ended June 30, 2021	—	—
DERs forfeited during the six months ended June 30, 2021	—	—
Balance as at June 30, 2021 (none of which are vested)	1,146,517	$0.49

The total cost related to non-vested DER awards expected to be recognized through 2021 is set forth below:

Period	TOTAL
2021 (1)	$93,632
$93,632
(1)	Six-month period ending December 31, 2021

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2021 and June 30, 2020

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

6.     Preferred Stock

On June 17, 2021, ASC issued 25,000 shares of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to Maritime Partners LLC.  The liquidation preference of the Series A Preferred Stock is $1,000.00 per share.  The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an annual rate of 8.5% per $1,000.00 of liquidation preference per share. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.  The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the Holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.